

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Adam Drapczuk
Chief Financial Officer
NEXGEL, INC.
2150 Cabot Blvd West, Suite B
Langhorne, PA 19047

      Re: NEXGEL, INC.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed April 10, 2024
           File No. 001-41173

Dear Adam Drapczuk:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Industrial Applications and Services